UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hackrod, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 21, 2017

Physical address of issuer
21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367

Website of issuer
www.hackrod.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$214,354.00	$0.00
Cash & Cash Equivalents	$214,354.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	0.00	$0.00
Long-term Debt	$310,000.00	$0.00

Revenue/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$159,757.00	$0.00

April 30, 2018

FORM C-AR

Hackrod Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Hackrod Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 201.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should

understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hackrod Inc. (the "Company" or "Hackrod") is a Delaware corporation, formed on February 21, 2017.

The Company is located at 21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367.

The Company's website is www.hackrod.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Hackrod is creating a cloud-based software platform for transport designers and hobbyists. Linking Artificial Intelligence, engineering simulators, industrial 3D printing and a distributed supply network, we will allow the consumer to have a hand in the creation of bespoke vehicle solutions.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael McCoy, the Chief Executive Officer, Felix Holst, the Chief Product Officer, and Dr. Slade Gardner, the Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Michael McCoy, Felix Holst, and Dr. Slade Gardner although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael McCoy, Felix Holst, and Dr. Slade Gardner could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Michael McCoy, Felix Holst, and Dr. Slade Gardner for conducting its operations and executing its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Michael McCoy, Felix Holst or Dr. Slade Gardner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products,

applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as vehicle design and manufacturing where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies

of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

BUSINESS

Description of the Business
Hackrod is creating a cloud-based software platform for transport designers and hobbyists. By linking artificial intelligence, engineering simulators, industrial 3D printing and a distributed supply network, Hackrod will allow the consumer to have a hand in the creation of bespoke vehicle solutions.

Business Plan
The Company's business strategy leverages the experience of its founders in three key strategic areas: media, design, and advanced manufacturing, to develop a concierge service for bespoke vehicle designing and manufacturing. The long-term goals of the company are to develop and own a software platform that will democratize complex designing and manufacturing, connect specialist suppliers, and make it as easy to design a car as playing a video game.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Media Design Manufacturing	Bespoke vehicle design for Media and motorsports. Research and development of cutting edge manufacturing solutions. Specifically, large 3D printing.	Entertainment industry, motorcycle and auto racing, aerospace and defense contracts.

Our first production vehicle, the 'Bandita' sports car will be prototyped with the proceeds of the Regulation Crowdfunding offering. This single car will serve as the proof of concept for a connected technology platform that in the future will automate the complex tasks and allow consumers design their own vehicles to personal specifications.

Competition
The Company's primary competitors are Local Motors and Divergent 3D.

The fledgling world of on-demand vehicle manufacturers is dominated by the two companies listed above. However, we see our advantage in the area of making consumers co-creators. As advanced manufacturing goes online, the cost of manufacturing individual products plummets. We are entering an age where every product manufactured can be unique without the need for expensive tooling. Hackrod aims to combine this advantage with developments in artificial intelligence driven design software to allow our clients to have a hand in creating exactly what they want with guaranteed success. We plan to follow the principle set out in the footwear industry by NIKE iD and MI Adidas and apply it to vehicle design and manufacturing.

Customer Base
The Company's customers are primarily in the entertainment, motorsports, custom car and defense markets

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, we anticipate that the Low Volume Vehicle Manufacturing Act will over time create much higher demand for bespoke vehicles and motorcycles.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 21700 Oxnard Street, Suite 2070, Woodland Hills, CA 91367.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael McCoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present
Chief Executive Officer, Director, Producer, Bandito Brothers, January 2016–February 2016

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael McCoy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Hackrod Inc., January 2015–Present
Chief Executive Officer, Director, Producer, Bandito Brothers, January 2016–February 2016

Name
Slade Gardner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, Hackrod Inc., April 2016–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer Hackrod Inc., April 2016–Present
LM Fellow of Advanced Manufacturing and Materials at Lockheed Martin Space Systems Company, February 2010–March 2016

Name
Felix Holst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Product Officer, Hackrod Inc., January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Product Officer at Hackrod Inc., January 2015–Present
Vice President Creative (Wheels Division) at Mattel, 2009-2015

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Common Stock
The Company has authorized fifteen million (15,000,000) shares of $0.00001 par value common stock (the " Common Stock"). To date, the Company has authorized the sale and issuance of an aggregate of 10,125,818 shares of its Common Stock.

On March 1, 2017, 10,050,251 shares of the Company's Common Stock were issued to its founders and service providers, pursuant to individual Founder's Restricted Stock Purchase Agreements and one Common Stock Purchase Agreement. Summaries of the agreements are described in more detail below:

- 4,464,000 shares of Common Stock were sold at par value to a founder for the purchase price of $446.40, partially subject to a 48-month vesting schedule, beginning on the date of issuance. 2,046,000 of the shares vested immediately and 2,418,000 of the shares were subject to vesting, provided the purchaser is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement, or if purchaser's employment is terminated during the period commencing ninety (90) days prior to the execution of a definitive agreement providing for the consummation of such change of control and ending on the first anniversary of the consummation of such change of control, without cause, change of control and ending on the first anniversary of the consummation of such change of control, without cause.
- 563,000 shares of Common Stock were sold at par value to a founder for the purchase price of $56.30, partially subject to a 48-month vesting schedule, beginning March 15, 2017. 164,206 of the shares vested immediately and 398,794 of the shares were subject to vesting, provided the purchaser is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement, if purchaser's employment is terminated during the period commencing ninety (90) days prior to the execution of a definitive agreement providing for the consummation of such Change of Control and ending on the first anniversary of the consummation of such change of control, without cause.

On May 13, 2017, an additional 563,000 shares of Common Stock were sold at par value to a service provider for the purchase price of $56.30, partially subject to a 24-month vesting schedule, beginning June 1, 2017. 351,875 of the shares vested immediately and 211,125 of the shares were subject to the vesting schedule, provided the service provider is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement. Subsequently, this shareholder entered into a certain common stock transfer agreement selling 75,567 shares of the Company's Common Stock for an aggregate purchase price of $5.03. Currently, the service provider maintains an ownership of 487,433 shares of Common Stock in the Company.

On May 17, 2017, the Company entered into a Common Stock Purchase Agreement for the sale of 50,251 shares of the Company's Common Stock to its legal service provider at an aggregate purchase price of $5.03, all of which were fully vested upon issuance.

Thereafter, on October 1, 2017, the LLC owning 75,567 shares of the Company's Common Stock purchased an additional 75,567 shares of the Company's Common Stock, at par value, for an aggregate purchase of $75.57. As of date, the LLC owns 151,134 fully vested shares of Common Stock.

On January 15, 2018, the Company sold 1,717,000 shares of Common Stock to a founder at an aggregate purchase price of $171.70, partially subject to a 48-month vesting schedule, beginning on February 1,2018. 608,104 of the shares vested immediately and 1,108,896 of the shares were subject to vesting, provided the purchaser is continuously employed by the Company. Vesting accelerates upon a change of control of the Company, as defined in said agreement, or if purchaser's employment is terminated without cause or good reason, as defined in the agreement.

Convertible Debt
The Company has issued the following outstanding convertible securities:

In October 2017, the Company issued $112,500.00 of convertible promissory notes bearing interest at a rate of 5.0 % per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months from the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of the Company's common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000.00, in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date. As additional consideration towards the agreement, the Company entered into an Option Agreement to purchase one (1) additional convertible note at a face value of $150,000.00, and at an exercise price of $150,000.00. The terms of the convertible note in the Option Agreement are at the same as the terms of the convertible notes issued. The purchaser has the right to exercise the option until the date of the closing of a qualified equity financing. The option would terminate on the date of closing a sale of the Company and/or upon the expiration of the exercise period.

In October 2017, the Company further issued $37,500.00 of convertible promissory notes bearing interest at a rate of 5.0% per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months from the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of the Company's common stock at a conversion discount of 20% or a conversion cap of $4,000,000 in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.

On January 4, 2018, the Company issued $10,000.00 of convertible promissory notes bearing interest at 5.0% per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months from the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of the Company's common stock at a conversion discount of 20% or a conversion cap of $4,000,000 in the event of a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.

On January 5, 2018, the Company issued $150,000.00 of convertible promissory notes bearing interest at 5.0% per annum. Principal and all accrued and unpaid interest are due and payable on the earlier of (i) eighteen (18) months as of the issuance date, or (ii) upon the occurrence of an event of default. The terms of these convertible notes call for principal and unpaid interest to automatically convert into shares of common stock at a conversion discount of 20.0% or a conversion cap of $4,000,000 upon a qualified equity financing of not less than $1,000,000.00, prior to the maturity date.

Debt
The Company does not have any outstanding debt.

Crowd Notes
In March 2018, the Company issued $171,639.04 of Crowd Notes in a Regulation Crowdfunding offering and $160,000.00 of Crowd Notes in a concurrent Regulation D offering.

Valuation
The Company has not conducted any third-party valuation or appraisal. There are several ways to value a company such as liquidation value, book value, and earnings approach, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership
The majority of the Company is owned by the three founders- Michael McCoy, Felix Host and Slade Gardner.

Listed below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Michael McCoy	44.09%
Felix Holst	26.60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company incurred net operating expenses of $159,757.00 for the year ending December 31, 2017. The Company did not generate income from operations the same year, resulting in a net loss of $159,757.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $11,049.00 for the year ending December 31, 2017.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $45,455.00 for the year ending December 31, 2017.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the states of California and Delaware and income tax filing requirements in the State of California. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

Liquidity and Capital Resources
While not dependent on the Regulation Crowdfunding offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Currently, our monthly burn rate is approximately $13,000.00.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future: a twin gantry 5 axis CXNC machine, welding equipment, laser sintering 3D metal printer, four engineering computer work stations, and four industrial design computer work stations.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In November 2017, the Company entered into a development services agreement with a corporation, Fast 52 Inc. Michael McCoy, the Director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company is also the Chief Executive Officer of Fast 52 Inc. The development services agreement provides that the Company will provide Fast 52 Inc. with the concept vehicle design to support the pre-production work for a feature film and production design of approximately 50 individual vehicles.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

In November 2017, the Company entered into a development services agreement with a corporation, Fast 52 Inc. Michael McCoy, the Director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company is also the Chief Executive Officer of Fast 52 Inc. The agreement provides that the Company will provide Fast 52 Inc. with the concept vehicle design to support the pre-production work for a feature film and production design of approximately 50 individual vehicles.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael McCoy
_____
(Signature)

Michael McCoy
_____
(Name)

Director, Chief Executive Officer, Chief Financial Officer, Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael McCoy
_____
(Signature)

Michael McCoy
_____
(Name)

Director, Chief Executive Officer, Chief Financial Officer, Secretary
_____
(Title)

April 30, 2018
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

HACKROD, INC.

Unaudited Financial Statements For The Year Ended December 31, 2017

January 12, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Hackrod, Inc.
Woodland Hills, CA

We have reviewed the accompanying balance sheet of Hackrod, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HACKROD, INC.
BALANCE SHEET
DECEMBER 31, 2017

_____

ASSETS

CURRENT ASSETS

Cash $ 214,354

TOTAL CURRENT ASSETS 214,354

TOTAL ASSETS 214,354

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Convertible Notes 310,000

TOTAL LIABILITIES 310,000

SHAREHOLDERS' EQUITY

Common Stock (15,000,000 shares authorized, 10,075,567 shares issued, $.00001 par value) 101

Additional Paid in Capital 64,009

Retained Earnings (Deficit) (159,757)

TOTAL SHAREHOLDERS' EQUITY (95,647)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ 214,354

HACKROD, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Operating Expense	
Outside Services (Development)	103,254
Advertising	45,455
General & Adminstrative	11,049
	159,757
Net Income from Operations	(159,757)
Net Income	$ (159,757)

Unaudited- See accompanying notes.

HACKROD, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(159,757)
Net Cash Flows From Operating Activities		(159,757)
Cash Flows From Financing Activities		
Change in Notes Payable		310,000
Issuance of Stock		64,110
Net Cash Flows From Investing Activities		374,110
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		214,354
Cash at End of Period	$	214,354

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hackrod, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company develops software that supports advanced design and manufacturing techniques.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company earns revenue primarily from online advertising. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the fiscal year ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017will remain subject to review by the Internal Revenue Service for three years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filing in the State of California for 2017 will remain subject to review by that State for four years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

NOTE C- DEBT

In 2017, the Company issued a series of convertible notes for the purpose of raising operating capital ("the Notes"). The Notes accrue interest at the rate of 5% per year, compounded daily, are unsecured, and mature eighteen months from the date of issue. The Notes are convertible to equity in the Company at a 20% discount to fair value of the equity issued in the event of default, if unpaid at the date of maturity, or incidental to a change of control of the Company. The Notes, plus any accrued and unpaid interest, may be prepaid at any time without penalty.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 12, 2018, the date that the financial statements were available to be issued.